UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505 105

(CUSIP Number)

Michael J. Sharp

General Counsel, Secretary and Executive Vice President

Jefferies Group LLC

520 Madison Avenue, New York, NY 10022

Tel: (212) 707-6409

January 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505 105

1	Names of Reporting Persons. Jefferies Group LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 362,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 362,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 362,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 366505 105

1	Names of Reporting Persons. Jefferies LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 362,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive 362,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 362,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 366505 105

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on December 21, 2020. Defined terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Investors submitted an amended proposal to the Issuer on January 4, 2021, outlined in the attached letter to the Issuer dated the same date (the “Revised Bid Letter”), which modifies the terms of the attached proposed Backstop Commitment Agreement that had been executed by the Investors but which has not been executed by the Issuer (together with its exhibits and annexes, the “Proposed Backstop Commitment Agreement”). On January 5, 2021, the Investors further updated their amended proposal outlined in the attached letter to the Issuer dated that same date (the “Further Revised Bid Letter”). We refer to the proposal with all changes cumulative as of January 5, 2021 as the “Amended Proposal.” The Amended Proposal remains subject to the negotiation and execution of definitive documentation, including an updated Backstop Commitment Agreement, an order by the Bankruptcy Court and other conditions.

The Amended Proposal would provide for the reorganization of the Debtors and the recapitalization of the Issuer (as reorganized, “New GMI”), and would be funded by the incurrence and issuance, respectively, of:

•	$1.3 billion of new debt term financing arranged by the Debtors at emergence from bankruptcy to New GMI, with a possible increase up to a maximum amount of $1.5 billion; and

•	up to $630 million worth of shares of a new class of Series A Preferred Stock of New GMI (of which $30 million would be issued to satisfy the commitment fee referred to below).

The debt term financing and the offering of Series A Preferred Stock (excluding Series A Preferred Stock issued to satisfy the commitment fee referred to below) may not in the aggregate exceed $2 billion. Any increase in the debt term financing at emergence above $1.3 billion requires the approval of the Debtors and at least 75% of the Investors. The Debtors and the Investors wil negotiate in good faith whether to allow up to $100 million raised by the debt financing and/or the offering of Series A Preferred Stock to be used on the effective date of the Chapter 11 plan in connection with the satisfaction of the Honeywell Spin-Off Claims in lieu of all or part of the Series B Preferred Stock that would otherwise be used for that purpose.

The Equity Committee (as defined in the Term Sheet) may continue to solicit a financing package in lieu of the Amended Proposal for a standalone Chapter 11 plan during the period up to January 25, 2021.

CUSIP No. 366505 105

The capital stock of New GMI would consist only of: (i) reinstated shares of Common Stock; (ii) up to $600 million (and no less than $400 million) of Series A Preferred Stock issued to holders of existing shares of Common Stock (as may be limited pursuant to applicable securities laws and regulations) pursuant to a rights offering, in exchange for cash compensation, which rights offering would be fully backstopped by the Investors (which are entitled to a direct allocation of $140 million in Series A Preferred Stock even if the size of the rights offering is less than $600 million); (iii) $30 million of Series A Preferred Stock issued to the Investors to satisfy the commitment fee (which is earned immediately upon the date of conclusion of the auction relating to the Chapter 11 cases); (iv) warrants issued to the holders of existing shares of Common Stock for 6% of the Common Stock, with a four-year term and a strike price equal to 175% of the equity value under the confirmed bankruptcy plan; and (v) if applicable, Common Stock or shares of a new class of Series B Preferred Stock (with an annual dividend rate of 9.00% or less, or an annual dividend rate as otherwise approved by at least 75% of the Investors) to be issued to holders of Honeywell Spin-Off Claims if included in the Chapter 11 plan that is ultimately confirmed by the Bankruptcy Court. The Amended Proposal also includes new metrics that would apply to the recovery of these claims. Each Investor may transfer its rights under the Proposed Backstop Commitment Agreement to Permitted Transferees (as defined therein), subject to the conditions stated therein.

The Amended Proposal is based upon a total enterprise value of New GMI at emergence of $2.765 billion. The Chapter 11 plan will determine the percentage allocation between Common Stock (including any Common Stock issued to holders of Honeywell Spin-Off Claims) and the Series A Preferred Stock, on a fully diluted basis, based on the Set-Up Equity Value calculation (as set forth in the term sheet (the “Updated Term Sheet”) attached as Annex C to the Proposed Backstop Commitment Agreement), but using in that calculation $2.765 billion (in lieu of $2.7 billion).

The Proposed Backstop Commitment Agreement provides that New GMI would be unable to: (i) incur debt, except for drawdowns on its revolving credit facility for working capital needs up to a maximum of $350 million, if such incurrence would result in leverage greater than 2.5x of New GMI’s annual adjusted EBITDA; or (ii) call, retire, redeem or otherwise acquire any Series B Preferred Stock, or make any amortization payment on the Series B Preferred Stock, if any such incurrence would result in leverage greater than 2.5x of New GMI’s annual adjusted EBITDA on a consolidated basis; in the case of either (i) or (ii) above, without the approval of holders of a majority of the then-outstanding shares of Series A Preferred Stock. New GMI, furthermore, would agree not to participate in any change of control transaction unless holders of Common Stock are entitled to at least the same per share consideration and otherwise receive the same terms and conditions as applicable to the Investors, with the exception of the cumulative liquidation preference of the Series A Preferred Stock.

New GMI would enter into a registration rights agreement granting demand and piggy-back registration rights to the Investors and any holder of existing shares of Common Stock that purchases shares of Series A Preferred Stock equal to five percent (5%) or more of the outstanding shares of Common Stock on a fully diluted basis (after giving effect to conversion of Series A Preferred Stock into Common Stock) as of the closing of the transactions under the Proposed Backstop Commitment Agreement. Pursuant to such registration rights agreement, New GMI would agree to file a shelf registration statement for the resale of Common Stock.

The Proposed Backstop Commitment Agreement provides that each of Owl Creek Asset Management, L.P., Warlander Asset Management, L.P. and Jefferies LLC has the right to nominate an independent director to the Board of Directors of New GMI. Following the initial term of each such independent director, (i) each of Owl Creek Asset Management, L.P., Warlander Asset Management, L.P. and Jefferies LLC (or any other person that becomes a Backstop Party (as defined in the Backstop Commitment Agreement) to whom any such Investor assigns this right) that, together with its affiliates, holds 10% or more of the outstanding Series A Preferred Stock and Common Stock collectively, shall be entitled to nominate an independent director for election to the Board of Directors of New GMI, and (ii) any Investor or other Backstop Party that, together with its affiliates, holds 5% or more of the outstanding Series A Preferred Stock and Common Stock, collectively, shall be entitled to appoint an observer to the Board of Directors of New GMI.

CUSIP No. 366505 105

Under certain circumstances specified in Section 8.3 of the Proposed Backstop Commitment Agreement, upon termination of the Proposed Backstop Commitment Agreement, the Issuer would be required to pay the Investors $30 million plus certain professional expenses that had not yet been reimbursed. The Investors are entitled to reimbursement of professional fees capped at $20 million under the Proposed Backstop Commitment Agreement. If the proposed transaction is not consummated and the definitive Backstop Commitment Agreement is terminated by the Investors, the Investors agree that the cash payment of an amount equal to the commitment fee noted above will be subordinated to the payment of allowed general unsecured creditor claims, including those claims held by Honeywell.

The terms of the Amended Proposal are on the terms and subject to the conditions included therein, as well as negotiation with, and approval by, the Issuer, and further subject to entry of the Confirmation Order of the Bankruptcy Court and approval of appropriate regulatory authorities. The obligations of the Investors to consummate the transactions contemplated by the Amended Proposal will terminate if the closing of the proposed transaction does not occur on or prior to May 10, 2021. The termination date may be extended up to and including June 10, 2021 at the sole option and discretion of the Issuer, if material regulatory approvals have not been received prior to May 10, 2021, and the termination date may be further extended upon the agreement of the Investors and the Issuer.

The foregoing description is qualified in its entirety by reference to the Revised Bid Letter to the Issuer attached hereto as Exhibit 4, the Further Revised Bid Letter to the Issuer attached hereto as Exhibit 5, and the Proposed Backstop Commitment Agreement, attached hereto as Exhibit 3, each of which are incorporated herein by reference; it being understood that the Proposed Backstop Commitment Agreement will be revised to reflect the terms of the Amended Proposal.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information included in Item 4 above is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 3	Proposed Backstop Commitment Agreement, dated as of December 20, 2020 (filed herewith).

Exhibit 4

Revised Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of January 4, 2021 (filed herewith).

Exhibit 5

Further Revised Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of January 5, 2021 (filed herewith).

CUSIP No. 366505 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2021

Jefferies LLC

By:	/s/ Michael J. Sharp
Michael J. Sharp
General Counsel, Secretary, Executive Vice President

Jefferies Group LLC

By:	/s/ Michael J. Sharp
Michael J. Sharp
General Counsel, Secretary, Executive Vice President

CUSIP No. 366505 105

Exhibit Index

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 21, 2020 (filed with the Schedule 13D).

Exhibit 2	Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of December 10, 2020 (filed with the Schedule 13D).

Exhibit 3	Proposed Backstop Commitment Agreement, dated as of December 20, 2020 (filed herewith).

Exhibit 4	Revised Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of January 4, 2021 (filed herewith).

Exhibit 5	Further Revised Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of January 5, 2021 (filed herewith).